CONFORMED
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of April 2003


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X  Form 40-F __
                      --


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

        Industrias Bachoco Announces First Quarter 2003 Results


    CELAYA, GUANAJUATO, Mexico--(BUSINESS WIRE)--April 28, 2003--Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco UBL), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the first quarter ended March 31, 2003. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of March 31, 2003.

    First Quarter 2003 Highlights:

    -- Total sales increased 4.2% year-over-year.

    -- Sales of Chicken and Table Eggs, up 2.3% and 9.5% respectively.

    -- Operating margin was 8.2% for the quarter.

    -- EPS of Ps. 0.76 for the quarter, compared to Ps. 1.34 in 1Q02.

    -- EBITDA reached Ps. 292.7 million.

    Comments from the CEO:

    Cristobal Mondragon, CEO of Bachoco stated, "The Mexican economy was characterized by a high level of uncertainty during the quarter; the expectations of GDP growth for the year were lowered, domestic consumption was weaker, the inflation rate was higher than expected, and the Mexican peso depreciated by more than 3.0%.
    Our industry was affected by higher unit costs as a result of the worldwide increase in raw material prices, mainly grain, which combined with the economic conditions mentioned above, made it not possible to pass on these cost increases to the market. On the other hand, chicken demand levels were solid, and the supply of table eggs showed signs of stability.
    Despite the difficult conditions mentioned above, our Company reached an operating margin of 8.2% for the quarter, while increasing total sales by 4.2%, in particular, sales in our main product lines: chicken, table eggs and balanced feed.
    Furthermore, our financial position remains strong with cash and cash equivalents of Ps. 1,990.5 million compared to Ps. 1,718.4 million at the end of 2002. In addition, our debt continued decreasing while our Capex was financed entirely from resources generated by the operations."

    FIRST QUARTER 2003 RESULTS

    Net Sales

    Net sales for the quarter reached Ps. 2,569.6 million, an increase of 4.2% compared to Ps. 2,465.1 million reported for 1Q02. This was mainly due to sales increases of 9.5% in table egg, 2.3% in chicken and 1.7% in balance feed, partially offset by a decline of 1.5% in sales of swine. These sales increases were mainly the result of increases in unit prices of chicken, table eggs and balance feed and an increase in sales volume of table eggs and swine.


                  Net Sales by Product Line
                   (as a % of total sales)

                                        1Q03             1Q02
--------------------------------------------------------------
CHICKEN                                78.80%           80.32%
--------------------------------------------------------------
TABLE EGGS                             10.69%           10.17%
--------------------------------------------------------------
BALANCE FEED                            6.83%            7.00%
--------------------------------------------------------------
SWINE AND OTHER LINES                   3.69%            2.51%
--------------------------------------------------------------
TOTAL COMPANY                            100%             100%
--------------------------------------------------------------


    Operating Results

    Bachoco's gross margin was 22.4% in 1Q03, compared to 24.1% in 1Q02, due to the fact that the increase in prices of our main product lines was not enough to offset the rise in unit costs. Consequently, the Company's operating margin was 8.2% compared to 9.6% in the same quarter of 2002. EBITDA during the quarter reached Ps. 292.7 million.

    Taxes

    The taxes recognized by the Company during the quarter were Ps.
3.6 million, which includes the effects of Bulletin E-1. These effects are non-recurring and do not impact the Company's cash flow. This bulletin was adopted in Mexico in January of 2003 and applies to poultry companies, among others. In accordance with this new accounting principle, companies must recognize a potential profit for biological assets that are in the process of being raised, as is the case for animals. This profit is valued at a reasonable market price minus its corresponding operating costs and expenses. After this sole effect, this profit could be either positive or negative for a subsequent period depending on the inventory levels and market price of the product.
    This bulletin follows international accounting principles and its calculation has been validated by the Company's external auditors. Due to the effects of this new principle, the taxes recognized by the Company had a positive effect of Ps. 52.3 million. Excluding the effects of Bulletin E-1, the taxes recognized by the company would have had a negative impact of Ps. 55.9 million.

    Net Income

    Net income for the three-month period ended March 31, 2003, was Ps. 227.4 million. Earnings per share reached Ps. 0.76, compared to Ps. 1.34 reported for the same period of 2002. Earnings per share reported in 1Q02 included a one-time non-cash effect of deferred taxes of Ps. 195.5 million due to changes in the Mexican tax law that was implemented at the start of 2002.

    Balance Sheet

    The Company maintained its healthy financial structure during the first quarter of 2003. Liquidity remained solid with cash and cash equivalents of Ps. 1,990.5 million as of March 31, 2003. Debt decreased from Ps. 193.5 million as of December 31, 2002 to Ps. 163.6 million as of March 31, 2003.
    The current ratio as of March 31, 2003 was 6.3x to 1.0x. The Company's Capex during the quarter were Ps. 151.4 million, and were financed from resources generated by the operations.

    Recent Developments

    In accordance with NAFTA, tariffs on imports of chicken meat and eggs from the US to Mexico reached 0% at the beginning of 2003.
    In order to insure a more stable flow of imports, the Mexican government announced on January 2003 a temporary safeguard including a 98.8% tariff on imports of chicken leg quarters. This temporary safeguard should be confirmed or canceled later on this year. All other chicken meat, including whole chicken and table eggs is now free of tariffs.

    RESULTS BY BUSINESS SEGMENT

    Chicken

    Volume of chicken sold during the quarter showed a decrease of 9.9% with respect to the same quarter of last year. This decline was due to lower chicks placed by the Company as well as the effects of Hurricane Isidore, which affected the Peninsula Complex in September of 2002. The Company expects volumes to resume their normal levels during the second and third quarters of this year.
    Demand was solid for the quarter, enabling a price recovery. However, the latter was not enough to compensate for the increases in unit costs.

    Table Eggs

    The Company's table egg sales volume increased 8.2% as a result of productivity improvements in its production farms, while prices also improved due to a more stable supply of table eggs in the country. However, margins were affected by increases in unit costs as a result of raw material price increases. The Company will continue to work on improving its sales mix by introducing pre-packaged products with high brand identification.

    Balance Feed

    Volume of feed sold decreased by 2.6%. This resulted from a reduction in demand as some medium livestock producers integrated their own feed mills. Prices also increased mainly as a result of the increase in the cost of raw materials.
    The Company will continue working with its independent distribution network, which includes more than 350 small distributors in order to resume normal levels as soon as possible.

    Swine and Other Lines

    Volume of swine sold increased 4.2% as a result of productivity improvements, and sales of swine and others showed an increase of 53.3% due mainly to the increase in volume of swine at higher prices.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 10,357.4 million for fiscal 2002 divided among the Company's four main product lines as follows: 80.89 % chicken and chicken-related products, 6.87% balanced feed, 9.43% table eggs, and 2.81% swine and other lines.
    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.


                 Industrias Bachoco, S.A. de C.V.
                  Consolidated Income Statement
 (Millions of constant pesos as of March 31, 2003 and millions of US dollars, except per share data)

----------------------------------------------------------------------
                                                    1Q03        1Q02
                                               US$(1)   Ps.     Ps.
----------------------------------------------------------------------
Net Sales                                         238   2,570   2,465

Cost of Sales                                     185   1,994   1,872

Gross Profit                                       53     576     593

Selling, General & Administrative Expenses         34     366     357

Operating Income                                   19     210     237

Comprehensive Financing Cost (Income)
   Interest Expense (Income)                       (3)    (31)    (15)
   Foreign Exchange Loss (gain)                    (1)    (13)      0
   Gain from Monetary Position                      1       7      (6)
Total                                              (3)    (37)    (20)

Other Income Net                                   (1)    (15)      2

Income Before Provisions for Income                22     232     258
   Tax , Employee profit Sharing and
   Minority Interest

Provisions for:
   Income Tax & Asset Tax                          (1)    (10)    (12)
   Employee Profit Sharing                          -       -       -
   Deferred Income Taxes                           (4)    (46)    155

Income before Minority Interest                    16     176     401

Minority Interest                                  (0)     (1)     (1)

Net Income Before Bulletin B-1                     16     175     400

Effects of Bulletin B-1                             5      52       0

Net Income                                         21     227     400

Weighted Average Units Outstanding (000)      297,466 297,466 297,886
Net Income per Unit                              0.05    0.76    1.34
Dividend per Unit                                   -       -       -
----------------------------------------------------------------------
(1) Peso amounts for the period being reported have been translated into U.S. dollars solely for the convenience of the reader at a rate of Ps. 10.782 pesos per U.S. dollar, the noon buying rate as of March 31, 2003.



                     Industrias Bachoco, S.A. de C.V.
                       Consolidated Balance Sheet
             (Millions of constant pesos as of March 31, 2003
                         and millions of U.S. dollars)

----------------------------------------------------------------------
                                                     March     March
                                                       31,       31,
                                                      2003      2002
                                                  US$(1)  Ps.    Ps.
----------------------------------------------------------------------
ASSETS:
   Current Assets
      Cash and Cash Equivalents                     185  1,991  1,718
      Accounts Rec. less Allowance for Doubtful
       Accounts                                      30    323    386
      Inventories                                   172  1,859  1,747
      Other Current Assets                           24    259    327
      Total Current Assets                          411  4,432  4,179
   Non Current Assets
      Net Property, Plant and Equipment             684  7,374  7,226
      Other Non Current Assets                       31    334    312
      Total Non Current Assets                      715  7,708  7,538
TOTAL ASSETS                                      1,126 12,140 11,717

LIABILITIES:
   Current Liabilities
      Notes Payable to Banks                          9     96    119
      Trade Accounts Payable                         42    456    266
      Other Accrued Liabilities                      14    152    151
      Total Current Liabilities                      65    704    537
   Long-Term Liabilities
      Long-Term Debt                                  6     68     74
      Labor Obligations                               4     41     29
      Deferred Income Taxes                         141  1,515  1,478
      Total Long-Term Liabilities                   151  1,624  1,582
TOTAL LIABILITIES                                   216  2,328  2,118

STOCKHOLDERS' EQUITY:
   Capital stock                                    177  1,904  1,904
   Premium in Public Offering of Shares              47    503    541
   Retained Earnings                              1,007 10,859  9,361
   Net Income for the Year                           21    227  1,498
   Deficit from Restatement of Stockholders'
    Equity                                         (256)(2,756)(2,740)
   Stock Repurchase Reserve                          19    207    169
   Minimum Seniority Premium Liability Adjustment     -      -     (1)
   Effect of Deferred Income Taxes                 (109)(1,175)(1,175)
   Total Majority Stockholder's Equity              906  9,769  9,557

Minority Interest                                     4     42     42
TOTAL STOCKHOLDERS' EQUITY                          910  9,812  9,599

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        1,126 12,140 11,717
----------------------------------------------------------------------

(1) Peso amounts for the period being reported have been translated into U.S. dollars solely for the convenience of the reader at a rate of Ps. 10.782 pesos per U.S. dollar, the noon buying rate as of March 31, 2003.



                      Industrias Bachoco, S.A. de C.V.
                           Cash Flow Statement
           (Millions of constant pesos as of March 31, 2003 and
                          millions of U.S. dollars)

----------------------------------------------------------------------
                                                        March   March
                                                         31,     31,
                                                        2003    2002
                                                    US$(1)  Ps.  Ps.
----------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                             21   227   400
Adjustments to reconcile net income to resources
 provided by operating activities:
   Depreciation and others                              8    83    78
   Changes in Operating Assets and Liabilities         12   128    23
   Deferred Income Taxes                                3    37  (187)
RESOURCES PROVIDED BY OPERATING ACTIVITIES             44   475   314

FINANCING ACTIVITIES:
Increase of Capital Stock                               0     0     0
Proceeds from long-term debt                            0     0    (1)
Proceeds from short-term debt                           1    16    32
Repayment of long-term debt and notes payable          (4)  (44)  (63)
Decrease in long-term debt in constant pesos           (0)   (3)  (62)
Cash dividends paid                                     -     -     -
RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES   (3)  (30)  (94)

INVESTING ACTIVITIES:
Acquisition of plant, property and equipment          (14) (151)  (22)
Minority Interest                                       0     1     1
Others                                                 (2)  (22)  (42)
RESOURCES USED IN INVESTING ACTIVITIES                (16) (173)  (64)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS   25   272   156

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD      159 1,718 1,253

CASH AND CASH EQUIVALENTS AT END OF PERIOD            185 1,991 1,409
----------------------------------------------------------------------

(1) Peso amounts for the period being reported have been translated into U.S. dollars solely for the convenience of the reader at a rate of Ps. 10.782 pesos per U.S. dollar, the noon buying rate as of March 31, 2003.


    CONTACT: Industrias Bachoco S.A. de C.V.
             Investor Relations:
             Daniel Salazar Ferrer
             Maria Appendini
             Ph: 011 (52) 461-618-3555
             Email: maria.appendini@bachoco.net
                or
             In New York:
             Corporate Communications:
             Melanie Carpenter
             Blanca Hirani
             Ph: 212/406-3692
             Email: bachoco@i-advize.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Industrias Bachoco, S.A. de C.V.
                                                     (Registrant)


      Date: April 28, 2003                  By: /s/ CP Daniel Salazar Ferrer
                                               -------------------------------
                                          Name: CP Daniel Salazar Ferrer
                                         Title: Financial Director